REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

Stratus Fund, Inc.

Lincoln, Nebraska

We have examined management’s assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Stratus Fund, Inc. (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 29, 2008. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2008, and with respect to agreement of security purchases and sales, for the period from October 31, 2007 (the date of our last examination) through February 29, 2008:

•	Confirmation of all securities held by institutions in book entry form by The Depository Trust Company, Fifth Third Bank, and Goldman Sachs, the sub-custodians;
•	Reconciliation of all such securities to the books and records of the Fund and Union Bank and Trust Company, the custodian;
•	Agreement of two security purchases and three security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Stratus Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Stratus Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche LLP

April 20, 2008

Lincoln, Nebraska

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

April 20, 2008

Deloitte & Touche LLP

1248 O Street, Suite 716

Lincoln, NE 68508

Ladies and Gentlemen:

We, as members of management of Stratus Fund, Inc. (the Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2008 and for the period from October 31, 2007 through February 29, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008 and for the period from October 31, 2007 through February 29, 2008, with respect to securities reflected in the investment account of the Fund.

/s/ Jon Gross

_________________________

Jon Gross

President and Chief Executive Officer

/s/ Jeff Jewell

_________________________

Jeff Jewell

Vice President and Chief Financial Officer